

August 19, 2010

Michael Sawtell
Chief Executive Officer
DigitalPost Interactive, Inc.
4040 Barranca Parkway, Suite 220
Irvine, CA 92602

     Re: **DigitalPost Interactive, Inc.**
             Preliminary Revised Information Statement on Schedule 14C
             Filed August 16, 2010
             File No. 000-53289

Dear Mr. Sawtell:

We have reviewed your filing and response letter dated August 13, 2010 and have the following comments.

General

1.   We note your response to prior comment 2 and reissue that comment. While certain amendments to the proxy rules do not apply to smaller reporting companies, several of them do. Refer to SEC Release No. 34-61175 Proxy Disclosure Enhancements and revise your information statement accordingly.

Summary of Amendment No. 2 to Our 2007 Incentive and Nonstatutory Stock Option Plan

Potential Anti-takeover Effects of Amendment, page 10

2.   You state that the increase in the number of authorized shares for issuance under the Plan from 35,000,0000 to 75,000,000 could have an anti-takeover effect because of ability of the Company's Board of Directors to issue an additional 25,000,000 shares of common stock as stock option. It appears the amendment would have the effect of giving the Board the ability to issue an additional 40,000,000 shares of common stock as stock options. Please advise or revise your filing.

3.   We refer to prior comment 3 and reissue that comment. Please revise your filing to state that you have no current plans, proposals or arrangements to grant any specific awards under the plan.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or me at

(202) 551-3457 with any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel